UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
 (Amendment No. 2)*

THE MINT LEASING, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

60447H107
(CUSIP Number)

Jerry Parish
323 N. Loop West,
Houston, Texas 77008
(713) 665-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Jerry Parish
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☐
3	SEC Use Only
4	Source of Funds ( See Instructions) PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7
 Sole Voting Power (see item 3 and Item 5 below)
A total of 135,375,931 voting shares which includes the following:
(a) 42,763,128 shares of common stock beneficially owned by Mr. Parish;
(b) 2,000,000 shares of the Registrant’s Series B Preferred Stock (which are convertible into common stock at the rate of 10 shares of common stock for each Series B Preferred Stock converted), which have the right to vote in aggregate the total number of voting shares of the Company plus 1 share (equal to 90,612,803 shares as of the date of this filing); and
(c) 2,000,000 shares issuable in connection with the exercise of outstanding options held by Mr. Parish.

	8	Shared Voting Power None
	9
 Sole Dispositive Power
(a) 42,763,128 shares of common stock beneficially owned by Mr. Parish;
(b) 2,000,000 shares of the Registrant’s Series B Preferred Stock; and
(c) Options to purchase 2,000,000 shares of the Registrant’s common stock held by Mr. Parish.

	10	Shared Dispositive Power None
11
 Aggregate Amount Beneficially Owned by Each Reporting Person

A total of 135,375,931 voting shares which includes the following:
(a) 42,763,128 shares of common stock beneficially owned by Mr. Parish;
(b) 2,000,000 shares of the Registrant’s Series B Preferred Stock, which are convertible into common stock at the rate of 10 shares of common stock for each Series B Preferred Stock converted, and which have the right to vote in aggregate the total number of voting shares of the Company plus 1 share (equal to 90,612,803 shares as of the date of this filing); and
(c) 2,000,000 shares issuable in connection with the exercise of outstanding options held by Mr. Parish.

12	☐ Check if the Aggregate Amount in Row (11) Excludes Certain Shares X
13
Percent of Class Represented by Amount in Row (11)

48.3% of the outstanding shares of common stock and assuming the exercise of the 2,000,000 Stock Options held by Mr. Parish, based on 90,612,802 shares of common stock issued and outstanding before such exercise; and

73.9% of the total voting stock when including the voting rights of the Series B Preferred Stock and assuming the exercise of the 2,000,000 Stock Options held by Mr. Parish.

14	Type of Reporting Person ( See Instructions) IN

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements, where indicated, the statement on Schedule 13D relating to the common stock of the Issuer filed by Jerry Parish (the “Reporting Person”) with the Securities and Exchange Commission (“SEC”) on July 18, 2008, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on October 13, 2009 (collectively, the Schedule 13D, as amended by Amendment No. 1 thereto, the “Schedule 13D”).

This Amendment No. 2 is being made to disclose certain changes in the beneficial ownership of the shares of common stock of the Issuer held by the Reporting Person. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Person in the Initial Schedule 13D.

Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment No. 2, the Schedule 13D (including Amendment No. 1 thereto) is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

This report relates to the common stock, $.001 par value per share, issued by The Mint Leasing, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 323 N. Loop West, Houston, Texas 77008.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D (except as such information is amended by the below)):

On or around September 30, 2009, Mr. Parish and the Company entered into a Mutual Release and Termination Agreement (the “Agreement”) with certain third party shareholders of the Company, pursuant to which Mr. Parish and Victor Garcia, a significant shareholder and related party of the Company, purchased an aggregate of 8,278,872 shares of the Company’s common stock held by such third parties in consideration for $250,000 and the transfer to such shareholders of approximately 125,000 shares of Arrayit Corporation (valued at $50,000), with a total of 4,239,436 shares of the Company’s common stock being transferred to Mr. Parish and 4,239,436 shares of the Company’s common stock being transferred to Mr. Garcia. In addition to the transfer of the shares, all parties to the Agreement agreed to release and discharge each other from any and all claims or rights which any party may have owed to any other party. As a consequence of the Agreement, the third parties also agreed to waive any rights they may have had to the issuance of additional shares of the Company’s common stock in consideration for the conversion of certain promissory notes of the Company dating from 2005, 2006 and 2007.

Mr. Parish purchased 875,000 shares of common stock on or around May 17, 2010, for aggregate consideration of $80,000 in a private transaction.

In December 2011, Victor Garcia, a significant shareholder and related party of the Company, gifted 2,239,436 shares of common stock of the Company to Mr. Parish.

Effective September 23, 2014, Mr. Parish, as sole director of the Company, approved a re-pricing of the 2 million options to purchase shares of the Company’s common stock at an exercise price of $3.00 per share which were originally granted to Mr. Parish in 2008, to provide for such options (which have fully vested to date and expire if unexercised on July 10, 2018), to have an exercise price of $0.10 per share. The options were re-priced in consideration for services rendered to the Company by Mr. Parish as Chief Executive Officer, and due to the fact that the Company’s common stock has consistently traded well below the original $3.00 per share exercise price.

On March 31, 2015, Mr. Parish purchased 84,256 shares of common stock from MNH Management LLC (“MNH”), a related party, in consideration for $17,000 (approximately $0.20 per share).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and modified in its entirety as provided below):

(a) And (b)
Mr. Parish beneficially owns and has the sole right to vote a total of 135,375,931 voting shares which includes the following:

(i) 42,763,128 shares of common stock beneficially owned by Mr. Parish; (ii) 2,000,000 shares of the Registrant’s Series B Preferred Stock, which have the right to vote in aggregate the total number of voting shares of the Company plus 1 share (equal to 90,612,803 shares as of the date of this filing); and (iii) 2,000,000 shares issuable in connection with the exercise of outstanding options held by Mr. Parish, which total common stock represents 48.3% of the outstanding shares of common stock and assuming the exercise of the 2,000,000 Stock Options held by Mr. Parish, based on 90,612,802 shares of common stock issued and outstanding before such exercise, and which voting shares total 73.9% of the Company’s total voting shares when including the voting rights associated with the Series B Preferred Stock and assuming the exercise of the 2,000,000 Stock Options held by Mr. Parish.

No other person has the right to dispose or direct the disposition of the securities beneficially owned by Mr. Parish.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Parish.

(e)	N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2015	By:	/s/ Jerry Parish
Jerry Parish